UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): **April 30, 2007**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

(c) On April 30, 2007, First Financial Holdings, Inc. ("Company") announced that Susan E. Baham was stepping down as Chief Financial Officer of the Company and its wholly owned subsidiary, First Federal Savings and Loan Association of Charleston ("Association") in connection with her previously announced retirement in late 2007. Ms. Baham will continue to serve as Executive Vice President of the Company and Chief Operating Officer and Executive Vice President of the Association until her retirement.

The Company also announced that it had appointed R. Wayne Hall, Executive Vice President, Financial Management of the Company, to the position of Principal Financial Officer, Principal Accounting Officer and Chief Financial Officer of the Company and the Association. Mr. Hall has been employed by the Company since December 1, 2006 and was hired to assist Ms. Baham until her retirement.

As previously disclosed in a Current Report on Form 8-K dated October 19, 2006, there are no family relationships between Mr. Hall and any director or other executive officer of the Company and the Association and he was not appointed as a director pursuant to any arrangement or understanding with any person. Mr. Hall has not engaged in any transaction with the Company or the Association that would be reportable as a related party transaction under the rules of the Securities and Exchange Commission.

For further information, see the Company's press release attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

99.1   News Release of First Financial Holdings, Inc. dated April 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2007   FIRST FINANCIAL HOLDINGS, INC.

/s/ A. Thomas Hood
A. Thomas Hood
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 99.1

News Release of First Financial Holdings, Inc. dated April 30, 2007

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President, Investors Relations
and Corporate Secretary
(843) 529-5931

FIRST FINANCIAL HOLDINGS, INC.
APPOINTS NEW CHIEF FINANCIAL OFFICER

Charleston, South Carolina (April 30, 2007) – First Financial Holdings, Inc. ("Company") (NASDAQ GSM: FFCH) today announced that Susan E. Baham has stepped down as Chief Financial Officer of the Company and its financial institution subsidiary, First Federal Savings and Loan Association of Charleston ("Association") in connection with her previously announced retirement, and that R. Wayne Hall has been promoted to the positions of Principal Financial Officer, Principal Accounting Officer and Chief Financial Officer of the Company and the Association, effective May 1, 2007. Ms. Baham will continue to serve as Executive Vice President of the Company and Chief Operating Officer and Executive Vice President of the Association until her retirement later this year.

Hall was employed by the Company effective December 1, 2006 as Executive Vice President, Financial Management. He is a certified public accountant and a certified risk professional. Hall has over 20 years of financial institution experience, having served in several senior financial positions, including Executive Vice President and Chief Risk Officer of Provident Bank, Baltimore, Maryland. He also has 7 years of experience auditing financial institutions in the field of public accounting. He received his Bachelor of Science Degree in Finance and a Masters of Accountancy from Virginia Polytechnic Institute and State University in Blacksburg, Virginia. Hall also graduated with honors from the Stonier Graduate School of Banking. His professional affiliations include the American Institute of Certified Public Accountants, Maryland Association of Certified Public Accountants, Institute of Internal Auditors and The Risk Management Association. His community activities include serving on the Audit Committee of Bon Secours Health System, Inc., Marriottsville, Maryland, and on the American Cancer Society's Relay for Life committees.

First Financial Holdings, Inc. is a unitary thrift holding company. Its subsidiary, First Federal Savings and Loan Association of Charleston, operates a network of 53 branch offices in coastal South Carolina and in Brunswick County, North Carolina. The Company also provides comprehensive insurance, brokerage, and trust services through First Southeast Insurance Services, Inc., Kimbrell Insurance Group, Inc., First Southeast Investor Services, Inc., and First Southeast Fiduciary and Trust Services, Inc.

Forward Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect

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of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2006. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Dorothy B. Wright, Vice President & Corporate Secretary, (843) 529-5931.